Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

October 25, 2018

Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of Caesarstone Ltd. (the “Company”), to be held on November 27, 2018, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s notice of the Meeting, as published on October 18, 2018, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 23, 2018, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Ariel Halperin Chairman of the Board of Directors

CAESARSTONE LTD.
Kibbutz Sdot Yam, MP Menashe, 3780400, Israel
Tel: +972-4-636-4555

PROXY STATEMENT

_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on November 27, 2018

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, October 18, 2018 – Caesarstone Ltd. (Nasdaq: CSTE) ( “Caesarstone” or the “Company”), a leading developer and manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on November 27, 2018, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi and Amit Ben Zvi to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to approve the terms of office and engagement of Mr. Yuval Dagim, the Company’s Chief Executive Officer;

(3)          to approve the renewal of the Services Agreement by and between Kibbutz Sdot-Yam, the Company’s controlling shareholder, and the Company for a three-year term, commencing as of the date of the Meeting, and the amendment thereof;

(4)          to approve an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for its renewal with respect thereto for an additional three-year term, commencing as of the date of the Meeting;

(5)          to ratify and approve the engagement and compensation terms of Mr. Giora Wegman, who is affiliated with Kibbutz Sdot-Yam, as the Company's Deputy Chief Executive Officer, for an interim period from July 30, 2015, through and until the date of the Meeting; and

(6)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2018, and its service until the annual general meeting of shareholders to be held in 2019 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of said independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

The board of directors recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

The board of directors of the Company appointed Dr. Ariel Halperin as the chairman of the board of directors effective immediately following the conclusion of the Meeting, or any adjourned meeting, subject to his election as a director at the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s audited financial statements for the year ended December 31, 2017.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than October 25, 2018. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than November 1, 2018.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal Nos. 3, 4 and 5 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

ii

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 2, 3, 4 and 5.

In connection with Proposal No. 2, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 23, 2018, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 6, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to to the Company’s transfer agent no later than 11:59 p.m. EST on November 26, 2018, or to our officers no later than 8:00 a.m. (Israel time) on November 27, 2018. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than November 19, 2018. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
 October 18, 2018

iii

CAESARSTONE LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
Tel: +972-4-636-4555

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on November 27, 2018, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on October 23, 2018, the record date for the Meeting (the “Record Date”).

The Proxy

Ophir Yakovian and Ron Mosberg, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosbeg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 26, 2018, or to our officers no later than 8:00 a.m. (Israel time) on November 27, 2018. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals, other than Proposal Nos. 2, 3, 4, 5 and 6. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than 8:00 a.m. (Israel time) on November 27, 2018, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, no later than 11:59 p.m. EST on November 26, 2018, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on October 23, 2018 are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 34,363,211 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal Nos. 3, 4 and 5 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 2, 3, 4 and 5.

In connection with Proposal No. 2, the Companies Law allows the Board of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its Board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, together with Tene (as defined below) are deemed the Company’s controlling shareholders as defined in the Israeli Companies Law and beneficially own together approximately 39.3% of the Company’s outstanding ordinary shares as of the Record Date. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal Nos. 1 and 6, your shares will be voted in accordance with the recommendations of the Board.   The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 26, 2018, or to our officers no later than 8:00 a.m. (Israel time) on November 27, 2018. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 12, 2018, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 23, 2018, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,363,211 ordinary shares issued and outstanding as of October 23, 2018.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	13,517,482	39.3%
Tene Investment in Projects 2016, L.P.(2)(3)	13,517,482	39.3%
Invesco Ltd. (4)	1,889,528	5.5%
Joho Capital L.L.C. (5)	1,832,279	5.3%
Itshak Sharon (Tshuva) (6)	1,734,967	5.0%
All of our officers and directors as a group (18 persons)	96,250	*

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam") on February 21, 2018, Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – agricultural cooperative society Ltd., which is turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power over 11,440,000 ordinary shares, and sole dispositive power over 11,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Amit Ben-Zvi (substitute Chairman), who is a director on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our Board operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies. Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote. As of December 31, 2017, 58 of our employees, or 3.8% of our total workforce, were also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on May 31, 2018, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 13,517,482 ordinary shares and shared dispositive power over 5,077,482 ordinary shares, consisting of (i) 3,077,482 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot- Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our Board.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 13,517,482 ordinary shares and dispositive power over the 5,077,482 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

•
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

•
The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

•
The parties agreed to use their best efforts to cause that at least four directors be elected to our Board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene’s consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of our Board on elections.

•	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on a Schedule 13G  filed with the SEC on February 14, 2018 by Invesco Ltd, as of December 31, 2017, Invesco Ltd. holds sole voting and dispositive power over 1,889,528 shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta GA 30309.

(5) Based on Schedule 13G/A filed with the SEC on February 13, 2018, as of December 31, 2017, Joho Capital L.L.C. and Robert Karr share voting and dispositive power of 1,832,279 ordinary shares. The address of both Joho Capital L.L.C. and Mr. Karr is 55 East 59th Street, 15th Floor, New York, NY 10022.

(6) Based on Schedule 13G filed with the SEC on March 14, 2018, as of March 11, 2018, Itshak Sharon (Tshuva) held shared voting and dispositive power over 1,734,967 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

BACKGROUND FOR ELECTION OF DIRECTORS

Under our current Articles of Association, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are nine directors serving on the Board.

Our nominating committee is currently composed of Dr. Ofer Borovsky, Ms. Irit Ben-Dov, Mr. Ronald Kaplan and Mr. Eric D. Herschmann, each of whom has been determined by the Board to be independent under the corporate governance standards of NASDAQ.

At the Meeting, the shareholders will be asked to re-elect seven directors that were nominated by the nominating committee and approved by our Board.

Under the corporate governance standards of NASDAQ, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of nine members, six of whom will be independent under the rules of the NASDAQ Stock Market. Specifically, our Board has determined that Messrs. Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi, Ofer Borovsky and Ms. Irit Ben-Dov meet the independence standards under the rules of NASDAQ. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence standard of the Israeli Companies Law and will serve as an independent director under the Israeli Companies Law.

Each of the director nominees has certified to us that he complies with all requirements under the Israeli Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Israeli Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Israeli Companies Law, two of our directors are required to be external directors. Dr. Ofer Borovsky and Ms. Irit Ben-Dov serve as our external directors for a three-year term, which commenced on March 21, 2018. Under the Israeli Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Israeli Companies Law. The Board determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has “accounting and financial expertise”. Our Board has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the NASDAQ rules. Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our audit committee met seven times since last year’s annual general meeting. The compensation committee met 13 times since last year’s annual general meeting. The nominating committee met once since last year’s annual general meeting. All of our directors nominated for re-election have attended 90% or more of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (not including the Chairman of the Board, Mr. Roger Abravanel, Mr. Ronald Kaplan and Mr. Eric D. Herschmann), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee will not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). In the case of an external director, who does not qualify as an expert in accordance with the Israeli Companies Regulation, the Annual Fee will not exceed the maximum annual fee of an external director set forth in the Israeli Companies Regulations. The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, – the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

Further, as approved at our 2016 annual general meeting of shareholders and effective as of such date, Mr. Roger Abravanel is entitled to an annual fee of US$100,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. In addition, Mr. Ronald Kaplan and Mr. Eric D. Herchmann are each entitled an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As approved at our 2017 annual general meeting of shareholders and effective as of such date, Dr. Ariel Halperin, our chairman of the Board, is entitled to an annual fee in the amount of NIS 750,000 (approximately $216,000), payable in equal quarterly installments.

The Participation Compensation and the Annual Fee described above is inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference, provided, however, that with respect to independent directors residing outside of Israel (other than Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for travelling expenses when traveling abroad on behalf of Caesarstone and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board), and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on NASDAQ as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vest in three (3) equal annual installments, with the first installment vesting on August 1, 2018, subject to the continuous service on the Board on the relevant vesting date.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our compensation policy. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles of Association, and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification was filed as exhibit 4.5 to our annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 12, 2018, and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Israeli Companies Law or unless he or she is removed from office as described below.

Under the Company’s current Articles of Association, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles of Association, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

TO ELECT DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi and Amit Ben Zvi.

Ariel Halperin (63) has served as our director since December 2016, and from December 2006 to May 2013. Dr. Halperin has served as the senior managing partner of Tene Investment Funds since 2004 and as a founding partner of Tenram Investments Ltd. since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate degree in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (47) has served as our director since December 2016, and from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (72) has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA from 2008 until 2013, as a director of Luxottica Group SpA from 2006 to 2014, and as a director of Admiral Group plc from 2012 until 2015. Mr. Abravanel currently serves as a director of Teva Pharmaceutical Industries Ltd. and Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Eric D. Herschmann (54) has served as our director since December 2016. Mr. Herschmann served as the President and Chief Operating Officer of Southern Union Co., since May 2008 until 2012. Mr. Herschmann has been a Partner in the law firm of Kasowitz, Benson, Torres & Friedman LLP since joining it in 1996 and has been its national lead litigation counsel since 1999. Mr. Herschmann served as an Interim General Counsel of Southern Union Co., from January 2005 to October 2007 and its Senior Executive Vice President from 2005 to 2008. He served as Legal Counsel of the audit department of Citibank, N.A., where he managed a team of investigators supporting CitiCorp. on a global basis. From 1987 to 1993, Mr. Herschmann was an Assistant District Attorney and Senior Litigation Counsel for the New York County District Attorney's Office. He served as Vice Chairman of Southern Union Company, the General Partner of Panhandle Eastern Pipe Line Co LP since 2009 until 2012. He earned a B.A. degree from Yeshiva University in 1984 and a Law Degree in 1987 from Benjamin N. Cardozo School of Law, where he served as editor of the International Law Journal and member of the Moot Court Board.

Ronald Kaplan (67) has served as our director since December 2015. Mr. Kaplan has served as Chairman of the board of directors of Trex Company, Inc. (NYSE: TREX) since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and an M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (59) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd. from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma since 2011, Maabarot Products Ltd. since 2014, and Kidron Industrial Materials ltd since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

 Amit Ben Zvi (65) has served as our director since December 2015. He served as the business manager of Kibbutz Sdot-Yam since May 2015. From 2010 to 2014, Mr. Ben Zvi served as our safety health environment and quality manager. From 2004 to 2010, Mr. Ben Zvi served as the chief executive officer of the Sdot-Yam Business, Maintenance and Management Cooperative Agricultural Society Ltd. From 1999 to 2004, Mr. Ben Zvi served as our vice president, operations. From 1995 to 1998, Mr. Ben Zvi served as vice president, operations of Ram-On Investments and Holdings (1999) Ltd. (formerly Polyram). From 1991 to 1995, Mr. Ben Zvi served as a regional service manager at Amnir Recycling Ltd. Mr. Ben Zvi holds a B.Sc. degree in Industrial Management from Tel Aviv University and an M.B.A. specializing in finance from the Ruppin Academic Center, Israel.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-election of each of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi and Amit Ben Zvi, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

TO APPROVE TERMS OF OFFICE AND ENGAGEMENT
OF MR. YUVAL DAGIM, THE COMPANY’S CEO

On July 5, 2018, the Company’s Board announced the appointment of Mr. Yuval Dagim as Chief Executive Officer of the Company (the “CEO”), who joined the Company on August 10, 2018. Mr. Dagim was appointed following a comprehensive search of candidates led by a committee of the Board. The Board believes that, in light of Mr. Dagim’s vast experience in global business and leadership across multiple industries, he is the right person to lead Caesarstone.

Pursuant to the Israeli Companies Law, any arrangement between the Company and its chief executive officer relating to his or her terms of engagement and compensation must be consistent with the Company’s compensation policy and must be approved by the compensation committee, the board of directors and the shareholders, in that order. As such, at the Meeting, shareholders will be asked to approve the terms of office and engagement of our newly appointed CEO.

Our compensation committee and the Board believe that executive compensation should be fair and equitable to enable the Company to attract qualified executives to lead the Company. The Company’s executive compensation is designed to enable us to appropriately incentivize and attract qualified executives, while ensuring that our executive compensation program is consistent with market practices. The proposed compensation terms of Mr. Dagim were approved by our compensation committee and Board, taking into account the Company’s compensation philosophy and the provisions of the Company’s compensation policy, which include, among other things, the commitment to ensure that CEO compensation is structured to create a link between pay and performance and to align the interests of the CEO with the interests of the Company and its shareholders, while taking into account the need to reduce incentives to take excessive risks, as well as relevant benchmarks, internal fairness and market trends. In approving the terms of the CEO’s compensation package, the compensation committee and the Board considered the factors enumerated in our compensation policy and determined that the terms and conditions of the CEO’s compensation package fully comply with the Company’s compensation policy currently in effect.

As of October 23, 2018, we have 933,978 shares available for future grants under the 2011 Incentive Plan after giving effect to the proposed awards for which approval is being sought pursuant to this Proposal No. 2.  Following such award, we will have outstanding under the 2011 Incentive Plan options to purchase 1,465,389 of our shares and 114,576 RSUs, representing, on a fully diluted basis, approximately 4.4% of our share capital as of the record date.

The compensation committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants and is committed to vigilant management of dilution. Therefore, the compensation committee continues to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains committed to open an ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.  Our compensation committee and Board believe that it is in the best interest of our shareholders and the Company to approve a grant of equity to the Company’s CEO, appropriately linking his compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning his compensation to industry practices. The proposed equity grant is intended to incentivize our new CEO by closely aligning his personal economic interest with our Company’s performance and share price appreciation.

The Company and Mr. Dagim executed a services agreement reflecting the proposed compensation terms, subject to shareholder approval. Below is a summary of the material terms of the proposed arrangement:

Monthly Retainer Fee: As of August 10, 2018, the date Mr. Dagim joined the Company (the “Effective Date”) and during the term of his engagement, subject to the terms of the services agreement, the Company will pay him a monthly retainer fee of $55,000 per month.

Annual Cash Bonus: Mr. Dagim will be entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives. The objectives and payout terms will be as follows:

1.	For the year 2018, Mr. Dagim will be entitled to an annual bonus amount that will not exceed $350,000 (“2018 maximum bonus amount”), such that he will be entitled to:

(i)	50% of the 2018 maximum bonus amount, in the event that the Company fully meets its 2018 guidance, as published on May 8, 2018;

(ii)
30% of the 2018 maximum bonus amount, in the event that the Company exceeds the 2018 guidance, as published on May 8, 2018 (of which 15% will be for exceeding adjusted EBITDA and 15% will be for exceeding revenues); and

(iii)	20% of the 2018 maximum bonus amount will be determined based on the evaluation of Mr. Dagim’s performance by our Board.

2.	For the year 2019 and onwards, Mr. Dagim will be entitled to an annual bonus amount that will not exceed $840,000, which will be calculated as follows:

(i)	0.75%* [R+E+N], whereas:

•	R = year over year revenue growth (in dollar terms);

•	E = year over year adjusted EBITDA growth (in dollar terms);

•	N= year over year adjusted net profit growth (in dollar terms).

Adjusted EBITDA will be such figure as the Company will publish upon releasing its financial statements.

In case of an inorganic growth through a completion by the Company of acquisition or a merger, R, E and N will be adjusted to exclude the impact of such merger or acquisition in the first twelve months following the closing of such merger of acquisition.

(ii)	In any event, the maximum annual bonus amount will not exceed $840,000, and each of the components R, E and N multiplied by 0.75% can contribute to the annual bonus up to $420,000.

For example, (a) if the R component grows by $100 million but the other two components did not grow, the annual cash bonus will be $420,000; and (b) if 0.75%*[R+E+N] is greater than $840,000, the annual bonus will be $840,000.

(iii)	The R component will always be adjusted in accordance with the E component, such that:

•	In the event that in a particular year the E component equals zero or below, the annual bonus calculated based on the R component will be reduced to 50%, and in any event will not exceed $210,000;

•	In the event that in a particular year the E component represents 10% or more of a decrease in Adjuested EBITDA year over year, no bonus will be payable in relation to the R component.

3.
In the event of termination of engagement during a calendar year, other than for cause, Mr. Dagim will be entitled to an annual cash bonus for such year pro-rated relative to the actual engagement period during the same year.

4.	Pursuant to the Company’s compensation policy, the annual cash bonus will, in no event, exceed 2.5% of the net profit of the Company for the same fiscal year.

Signing Bonus: Mr. Dagim will be entitled to receive a signing bonus in the amount of NIS 400,000 (the “Signing Bonus”), upon the completion of his first year with the Company (12 months). The Signing Bonus will be paid to Mr. Dagim in NIS within 30 days following his entitlement thereto. In the event of termination by the Company during the first year, for any reason, except for cause, Mr. Dagim will be entitled to a prorated amount of the Signing Bonus

Equity-Based Compensation:

1.          Options. Mr. Dagim will be entitled to receive 300,000 options to purchase ordinary shares of the Company (the “Options”). The grant date of the Options (the “Options Grant Date”) will be the later of: (i) the date of approval of the grant in accordance with applicable law, and (ii) the Effective Date (as defined below). The exercise price of the Options will be the closing price of the Company’s ordinary shares as traded on NASDAQ at the date of approval of the grant by the Board, i.e., $15.65 per share. The Options will be granted in accordance with, and subject to, all terms and conditions of the Company’s 2011 Incentive Compensation Plan and the Company's customary option agreement (the “Option Agreement”), including, among other things, provisions for the adjustment of the exercise price of the options in case of distribution of dividends. The Options will be subject to vesting schedule over a period of four (4) years, as follows: 25% of the Options will vest upon the lapse of each 12 months following the the commencement of the CEO role with the Company (the “Effective Date”), provided, however, that upon the lapse of the Prior Notice Period (as defined below), the amount of Options which is equal to 75,000 multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the Options has vested and the denominator of which will be a twelve (12) months period, will be accelerated and automatically be vested. Mr. Dagim may be entitled to exercise the vested Options, subject to the Option Agreement and applicable law, until the earlier of (i) 120 days following the Adjustment Period (as defined below), or (ii) the expiration of the Options.

2.          RSUs.  Mr. Dagim will be entitled to receive 40,000 restricted share units each representing a right to receive one ordinary share of the Company (the “RSUs”). The grant date of the RSUs (the “RSUs Grant Date”) will be the later of: (i) the date of approval of the grant in accordance with applicable law, and (ii) the Effective Date. The RSUs will be granted in accordance with, and subject to, all terms and conditions of the Company’s 2011 Incentive Compensation Plan and the Company's customary RSU agreement (the “RSU Agreement”), including, among other things, provisions for the adjustment of the exercise price of the options in case of distribution of dividends. The RSU’s will be subject to vesting schedule over a period of four (4) years, as follows: 25% of the RSUs will vest upon the lapse of each 12 months following the Effective Date, provided, however, that upon the lapse of the Prior Notice Period, the amount of RSUs which is equal to 10,000 multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the RSUs has vested and the denominator of which will be a twelve (12) months period, will be accelerated and automatically be vested. Mr. Dagim may be entitled to exercise the vested RSUs, subject to the RSU Agreement and applicable law, until the earlier of (i) 120 days following the Adjustment Period, or (ii) the expiration of the RSUs.

3.          In acordance with the agreement, the Options and RSUs will fully accelerate and vest in the event of a Change of Control (as such term is defined in the Company’s 2011 Incentive Compensation Plan). In addition, in the event that within twelve (12) months following the date on which through an event or a transaction or a series of events or transactions, a person, other than Kibbutz Sdot Yam, beneficially owns more ordinary shares of the Company than the ordinary shares then beneficially owned by Tene Investment Funds, but in no event not less than 25% of the outstanding ordinary shares of the Company, the Company terminates Mr. Dagim’s engagement with the Company other than for Cause (as defined in the services agreement) or material non-performance, all outstanding options and other equity awards then held by Mr. Dagim shall become fully vested and exercisable.

4.          The Options and RSUs will be granted under the capital gain track of Section 102 of the Israeli Tax Ordinances of 1961.

Clawback:  The annual cash bonus and any equity based compensation will be subject to clawback by virtue of applicable law and pursuant to the Company’s Compensation Policy.

Termination Arrangements: The Company and Mr. Dagim may each terminate the agreement at any time subject to, other than for termination for cause, a three (3) months prior written notice (the “Prior Notice Period”). Upon termination by the Company, provided such termination was not for cause, Mr. Dagim will be entitled, in addition to the Prior Notice Period, to an adjustment period (the “Adjustment Period”) of six (6) months. Upon termination by Mr. Dagim, subject to him completing a twelve (12) months engagement period with the Company, he will be entitled in addition to the Prior Notice Period, to an Adjustment Period of three (3) months. During the Adjustment Period, Mr. Dagim will be entitled to receive the monthly retainer fee and expenses reimbursement. None of the Options nor the RSUs for which approval is sought pursuant to this Proposal 2 will continue to vest during the Adjustment Period. Upon termination for cause by the Company, Mr. Dagim will not be entitled to any Notice Period, Adjustment Period or any payment in lieu of any Notice Period or Adjustment Period, and any unvested outstanding equity awards will terminate immediately upon the date of such termination for cause.

Release, Indemnification and Insurance: In accordance with the Company’s Compensation Policy, the Company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association. In addition, the Company’s directors and executive officers are covered by directors’ and officers’ liability insurance policies. Mr. Dagim has similarly been provided with the above.

General: Mr. Dagim’s services agreement includes additional customary provisions, such as non-solicitation, confidentiality, reimbursement of expenses and payment for absence days.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of office and engagement of Mr. Yuval Dagim, the Company’s CEO, effective as of August 10, 2018, the effective date of Mr. Yuval Dagim’s engagement as the CEO of the Company, as further described in the Proxy Statement, dated October 25, 2018.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF A RENEWAL AND AN AMENDMENT TO THE SERVICES AGREEMENT BY
AND BETWEEN KIBBUTZ SDOT-YAM AND THE COMPANY

On July 20, 2011, we entered into a services agreement with Kibbutz Sdot-Yam, as amended on February 13, 2012 (the “Services Agreement”). This agreement expired on July 30, 2015, and on July 30, 2015, following the approval of our audit committee and the Board, our shareholders approved an amendment to the Services Agreement, extending the term of the Services Agreement for an additional period of three years and updating  its terms. Pursuant to the Companies Law, a transaction with a controlling shareholder of a company, which exceeds a three-year term, needs to be re-approved by the audit committee, the board and shareholders at a general meeting, at least once every three years (except for certain transactions that may be approved by the audit committee for a longer period). Each of the Company’s audit committee and the Board approved, and  at the Meeting, shareholders will be asked to approve, an amendment to the Services Agreement (the “Amended Services Agreement”), pursuant to which Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business, for an additional period of three years commencing as of the date of the Meeting.

Under the Amended Services Agreement, Kibbutz Sdot-Yam provides us with various services in the ordinary course of our business, including among other things, sewage infrastructure services, water supply, meals, laundry services, a metal workshop for our manufacturing plants, mail delivery services and other services related to our operational needs. Under the Amended Services Agreement, in addition to the types of services outlined above, the Company may receive additional services that are not specified in the Amended Services Agreement, in amounts immaterial to the Company, at terms and prices to be agreed between the Company and Kibbutz Sdot-Yam, and which will be in the ordinary course of business and on market terms. The Amended Services Agreement grants Kibbutz Sdot-Yam a right of first proposal in special projects with respect to the metal workshop services. The Amended Services Agreement also outlines the distribution mechanism between Kibbutz Sdot-Yam and the Company for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities.

If this Proposal No. 3 is approved at the Meeting, the amount that we will pay Kibbutz Sdot-Yam will depend on the scope of services we will receive under the Amended Services Agreement and will be based on rates specified in the Amended Services Agreement, which were determined based on market terms, taking into account the added value of consuming such services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam, its expertise and the long lasting relationships with the Kibbutz. To verify that the Kibbutz’s services are provided at market terms, we generally conduct a competitive review procedure, as part of which we seek independent third-party proposals through a competitive bidding process.The amounts we will pay for the services will be subject to certain adjustments for increases in the Israeli consumer price index and increase in the price of raw materials. The Amended Services Agreement also includes Kibbutz Sdot-Yam’s customary undertakings with respect to liability, insurance and indemnification matters.

We may at any time reduce or expand the scope of the services or terminate a service by providing Kibbutz Sdot-Yam advance written notice of at least 25 working days, provided that in the event of termination of any service, the Company shall not consume the same service at all during the year in which the last competitive review procedure for such service was carried out.  Each party may terminate the Amended Services Agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-day prior notice. Pursuant to the Services Agreement, as amended, we paid to Kibbutz Sdot-Yam an aggregate net amount of $0.8 million in 2018 (through July 30, 2018), $1.4 million in 2017, $1.4 million in 2016 and $1.8 million in 2015.

As of October 23, 2018, Kibbutz Sdot Yam, together with Tene, holds approximately 39.3% of the issued and outstanding share capital of the Company and three of the Company’s 11 board members are affiliated with the Kibbutz. As a result, under the Companies Law, the decision to pursue a competitive review procedure and the selection of the preferred bid was made with the oversight and under the supervision of the Company’s audit committee. Our audit committee is composed solely of directors who are independent within the meaning of NASDAQ and SEC rules.

 We believe that the competitive review procedure we conducted in relation to the services provided under the Amended Services Agreement, administered by the audit committee, which is composed of board members unaffiliated with Kibbutz Sdot-Yam, provides the Company and its shareholders that are not affiliated with the Kibbutz with meaningful protection from the risk of non-market pricing terms in connection with the services to be provided by Kibbutz Sdot-Yam pursuant to the Amended Services Agreement.

For further information with respect to the current Services Agreement please see the Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2018, which is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com.

Each of the Company’s audit committee and the Board has approved the Amended Services Agreement, which, subject to the approval of our shareholders at the Meeting, will become effective as of the date of the Meeting for a period of three years.

The brief overview above is qualified in its entirety by reference to the unofficial translation of the proposed Amended Services Agreement, which is attached as Exhibit A hereto.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Amended Services Agreement for a period of three years commencing as of the date of the Meeting, as described in the proxy statement, dated October 25, 2018.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

APPROVAL OF AN ADDENDUM TO THE MANPOWER AGREEMENT BY AND BETWEEN
 KIBBUTZ SDOT-YAM AND THE COMPANY, WITH RESPECT TO THE ENGAGEMENT OF
 OFFICE HOLDERS AFFILIATED WITH KIBBUTZ SDOT-YAM

On July 20, 2011, we entered into a Manpower Agreement with Kibbutz Sdot-Yam, with a term of ten years commencing on January 1, 2011, automatically renewable for additional one-year periods, unless one of the parties gives the other party six months’ prior notice (the “Manpower Agreement”). Pursuant to the Manpower Agreement, Kibbutz Sdot-Yam agreed to provide us with labor services performed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “Kibbutz Appointee”). The compensation for the services of such Kibbutz Appointees is paid by us to Kibbutz Sdot-Yam.

In accordance with the Companies Law, our audit committee has determined that the term of the Manpower Agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances other than as it relates to office holders affiliated with Kibbutz Sdot-Yam. Accordingly, under the Companies Law, the Manpower Agreement, with respect to office holders affiliated with Kibbutz Sdot-Yam, is subject to re-approval by our audit committee, our Board and our shareholders at a general meeting every three years. On July 30, 2015, following the approval of our audit committee and the Board, our shareholders approved an addendum to the Manpower Agreement between us and Kibbutz Sdot-Yam (the “Addendum to the Manpower Agreement”), with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for an additional three-year term as of the date of approval by the shareholders. The Addendum to the Manpower Agreement expired on July 30, 2018. Therefore, at the Meeting, shareholders will be asked to approve a second addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company (the “Second Addendum to the Manpower Agreement”), with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, and renewal of the Manpower Agreement for an additional three-year term effective as of the date of the Meeting.

As of December 31, 2017, 68 Kibbutz Appointees were engaged pursuant to the Manpower Agreement, including one office holder. The total consideration to be paid for each Kibbutz Appointee, including office holders, is based on our total cost of employment of a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with our needs. Under the Second Addendum to the Manpower Agreement, we will notify Kibbutz Sdot-Yam of any office holder position that requires staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to hiring the relevant Kibbutz member. Kibbutz Sdot-Yam will be entitled, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee’s services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us. The Second Addendum to the Manpower Agreement also includes Kibbutz Sdot-Yam’s customary undertakings with respect to liability, insurance, indemnification, confidentiality and intellectual property matters. Office holders who are Kibbutz Appointees will have all benefits available to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking. We currently have one office holder who is a member of Kibbutz Sdot-Yam.  The Manpower Agreement does not apply to our directors affiliated with Kibbutz Sdot-Yam.

Pursuant to the Manpower Agreement, we paid for the services rendered to the Company by the office holder who is a member of Kibbutz Sdot-Yam, Mr. Giora Wegman, as the Company's Deputy Chief Executive Officer, an aggregate amount of approximately NIS 798 thousand, NIS 777 thousand, and NIS 916 thousand in 2017, 2016 and 2015, respectively, which amounts represent the total cost to the Company.

The Company’s audit committee and the Board have each approved the Second Addendum to the Manpower Agreement, as it relates to office holders affiliated with Kibbutz Sdot-Yam, which, subject to the approval of our shareholders, will become effective as of the date of the Meeting for a period of three years.

The brief overview above is qualified in its entirety by reference to the unofficial translation of the proposed Second Addendum to the Manpower Agreement, which is attached as Exhibit B hereto.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Second Addendum to the Manpower Agreement with Kibbutz Sdot-Yam, dated as of July 20, 2011, as described in the proxy statement, dated October 25, 2018.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPROVAL OF THE ENGAGEMENT AND COMPENSATION TERMS OF MR. GIORA
WEGMAN AS THE COMPANY’S DEPUTY CEO

Mr. Wegman has served as our Deputy Chief Executive Officer (“Deputy CEO”) since August 2010 pursuant to the Manpower Agreement with Kibbutz Sdot-Yam, as a member of Kibbutz Sdot-Yam. Mr. Wegman also served as a member of Kibbutz Sdot-Yam economic council since October 2014. Due to the expiration of the Addendum to the Manpower Agreement with respect to office holders affiliated with Kibbutz Sdot-Yam, as of July 30, 2018, and until its renewal, subject to the approval by our shareholders at the Meeting (as described in Proposal No. 4 above), we are seeking shareholder approval for the engagement of Mr. Wegman and the terms of his compensation during such interim period. Each of the Company’s audit committee, the compensation committee and the Board has approved the engagement and compensation terms of Mr. Giora Wegman as the Company’s Deputy CEO, effective as of July 30, 2018, through and until the date of the Meeting. As of April 2018, Mr. Wegman has been employed at 50% of a full time position at the Company.

For Mr. Wegman's service as the Company’s Deputy CEO, the Company has paid a gross monthly fee in the amount of NIS 25,000 and all customary social benefits, deductibles and superannuation payments during the interim period from July 30, 2018 and through the date of the Meeting. The Company also provided Mr. Wegman with a vehicle and all other benefits generally available to the Company’s senior management team.

At the Meeting, the Company is seeking shareholder approval of the following compensation to Mr. Wegman for services as of July 30, 2018 through and until the date of the Meeting: gross montly fee in the amount of NIS 25,000, all related customary social benefits, deductibles and superannuation payments generally available to the Company’s senior management team, as described above, an entitlement to an annual bonus of up to six times the monthly fees and officers’ insurance and indemnification.

The proposed terms of compensation are consistent with our Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the engagement of Mr. Giora Wegman and the terms of his compensation for his service as the Company’s Deputy CEO, as described in the proxy statement, dated October 25, 2018.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

REAPPOINTING OF INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2018, and its service until the annual general meeting to be held in 2018, and to authorize the Board upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2017	2016
	(in thousands of U.S. dollars)
Audit fees(1)	591	$798
Audit-related fees(2)	26	137
Tax fees(3)	99	134
All other fees(4)	63	17
Total	$779	$1,086
      ______________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2017 and 2016, and its internal control over financial reporting as of December 31, 2017 and 2016, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (the “Auditors”) as the independent Auditors of the Company for the year ending December 31, 2018, and its services until the close of the Company’s next annual general meeting to be held in 2019, and that the board of directors of the Company be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2018, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel
 October 25, 2018

Exhibit A

Agreement for Services and Distribution of Expenses

Entered into in Kibbutz Sdot Yam on ________ 2018

Between:                Caesarstone Ltd. PC 51-143950-7
Of Kibbutz Sdot Yam MP 38805
(the “Company")

And                        Sdot Yam Agricultural Cooperative Society Ltd. PC 570003509
Of Kibbutz Sdot Yam MP 38805
(the “Kibbutz”)

Whereas	On July 20, 2011 an agreement was signed between the Company and the Kibbutz for the provision of services and distribution of expenses, as amended on July 2015 (the “Original Agreement”); and

Whereas
pursuant to the Company's audit committee’s determination that the engagement in accordance with the provisions of the Original Agreement would be for a period of three years, the parties have engaged, each time, in accordance with the Companies Law 5759-1999 (the “Companies Law”); and

Whereas
the Parties wish to renew and update the Original Agreement and to establish different arrangements with regards to the services provided by the Kibbutz to the Company, as well as the various expenses and charges pertaining to the Company’s use of the land and buildings located on Kibbutz premises; and

Whereas
the Parties wish to define, arrange and set in writing the relationship between them with regards to the provision of services and distribution of expenses for an additional three year period, commencing on the date of the approval of the Agreement by the Company's general shareholders meeting (the “Additional Period”);

The Parties have therefore declared, stipulated and agreed as follows:

1.	Introduction, Appendices and Definitions
1.1	The introduction and appendices are an integral part of this Agreement.
1.2	The headings in this agreement are for convenience purposes only and should not be used to interpret the Agreement.
1.3
In this Agreement: (a) the "Company’s Lands" – lands and buildings made available for the exclusive use of the Company in Kibbutz Sdot Yam, by virtue of a land use agreement between the Company and the Kibbutz dated July 20, 2011; (b) the “Services” – the services to be provided to the Company by the Kibbutz in the ordinary course of the Company’s business, as specified in this Agreement;

2.	The Kibbutz's Declarations and Undertakings
The Kibbutz hereby declares and undertakes to the Company that:
2.1
It has the relevant knowledge, skills, expertise and know-how, technical devices and personnel to provide the Services and to fulfill all of its undertakings set forth in this Agreement in the best possible manner and with a high level of professionalism.

2.2
For the duration of the term of this Agreement, it will be in possession of all of the licenses and permits required by law, if any, to perform the Services, and will comply with all of the requirements and provisions of the law required by virtue of the provision of the Services. In addition, the Kibbutz undertakes to send to the Company for review upon demand any permit required with regards to performance of said Services, and in accordance with the Company's demand will even issue a certified copy of any said permit.

2.3	It is capable of complying with all of the undertakings it assumed in this Agreement.
2.4
There is no obstacle preventing its engagement in this Agreement and/or its fulfillment of any of the undertakings it assumed in this Agreement, by virtue of law, agreement or previous undertaking to which its party.

2.5	It made all of the decisions necessary in accordance with its articles of association and in accordance with the law to engage in this Agreement.
2.6	This Agreement does not contradict and/or violate any agreement and/or any other understanding to which it is party and does not constitute a violation of any of its undertakings.

3.	The Company's Declarations and Undertakings
Subject to the approval of this Agreement by the Company's general meeting of shareholders, in accordance with the provisions of Section 275 of the Companies Law, the Company hereby declares and undertakes to the Kibbutz that:
3.1	It is capable of complying with all of the undertakings it assumed in this agreement.
3.2
That there is no obstacle preventing its engagement in this Agreement and/or its fulfillment of any of the undertakings it assumed in this Agreement, by virtue of law, agreement or previous undertaking to which its party.

3.3	It made all of the decisions necessary in accordance with its articles of association and the law to engage in this Agreement.
3.4	This Agreement does not contradict and/or violate any agreement and/or any other understanding to which it is party and does not constitute a violation of any of its undertakings.

4.	Payments and various expenses
The parties set forth between them the arrangements specified below:

4.1	Local Committee
The Company will pay the Kibbutz in its capacity as Local Committee of Kibbutz Sdot Yam, Local Committee taxes for the Company’s Lands, in accordance with the provisions of the law, including the provisions of the Local Council Order (Regional Council) 5718-1958 and as long as it is authorized to serve as Local Committee in accordance with the law.

4.2	Security
The Company will pay the Kibbutz in its capacity as Sdot Yam Local Committee, the security tax in accordance with the provisions of the law and in accordance with the provisions of the Security Order of the Hof Hacarmel Local Council, as long as it is authorized to serve as Local Committee in accordance with the law.

4.3	Water
The Company will pay the Kibbutz payments based on actual consumption (based on the installed water meter) in accordance with Local Authority rates for water for industry. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 every month  (for water used by the Company as specified above for the previous month). In order to make said payment, the Kibbutz will issue to the Company at the end of every month, at least 10 days prior to the date of payment, the relevant data.

4.4	Sewage Fees
The Company will pay the Kibbutz a proportional share of the sewage fee that the Kibbutz pays to the Hof Hacarmel Local Council, in accordance with the rate set forth by the Hof Hacarmel Local Council, as will be in effect from time to time, and based on the calculation of quantities according to the methodology to calculate the Company's actual sewage consumption in relation to total sewage consumption paid for by the Kibbutz to the Council, as specified in the calculation of sanitary sewage for 2016-2017 attached as Appendix A to this Agreement (Hereinafter: The Calculation). The parties may agree from time to time on a different calculation that would reflect the distribution of usage between the parties. It is hereby clarified that as long as the Parties do not agree on a different calculation, the parties will act according to the calculation attached as Appendix A. Said payments will be made to the Kibbutz once every calendar month, EOM+60 per month (for the amount of sewage generated by eth Company as specified above for the previous month). In order to make said payment, the Kibbutz will present to the Company at the end of every month the relevant data.

4.5	Waste Removal
The Company will continue to pay directly to the Kibbutz for garbage removal from the Company’s Lands. Such payments will be made in each calendar month, no later than EOM+60 per month (for removal of the Company’s waste as mentioned above for the previous month).

4.6	Security at the gate of the Company’s plant
The Company is exclusively responsible for guarding the Company’s Lands, including the entrances to these premises – at the Company's expense and at the scope the Company deems necessary.

4.7	Water Infrastructure
The pricing of the amounts the Company is paying third parties for water it uses on all Company’s Lands also includes full payment for water infrastructures and as such, the Company will have no demand of the Kibbutz in this matter.

4.8	Sewage Infrastructure
For treatment and maintenance work performed by the Kibbutz on sewage infrastructures on Kibbutz premises that are not part of the Company’s Lands, the Company will pay the Kibbutz a sum of 70 agorot plus VAT per every cubic meter of sewage actually channeled by the Company, in accordance with the calculation mentioned in Section 4.2 above (and attached as Appendix A), in light of the fact that the sewage generated by the Company flows through the Kibbutz's sewage infrastructure. Said sum will be linked to the Consumer Price Index compared to the known index on  September 1, 2018. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 per month (for the amount of sewage generated by the Company as specified above in the previous month). In order to make said payment, the Kibbutz will present to the Company at the end of every month the relevant data.

If renovation (and not maintenance) is required of the sewage infrastructure (that serve both the Kibbutz and the Company), that is not on Company’s Lands (i.e. the main delivery line serves the Kibbutz and the Company to deliver waste water from the Company’s plant to the waste treatment center (“WTC”)) – the Company will pay the Kibbutz the proportional share of the cost of renovation that the Kibbutz will actually incur, in accordance with the amount of sewage actually channeled by the Company from the total amount of sewage channeled by the Kibbutz and Company together (in the 12 months prior to the start of renovation), in accordance with the calculation mentioned in Section 4.2 above (and attached as Appendix A).

To remove any and all doubt, it is hereby clarified that the Company will be responsible for treating waste infrastructure on Company’s Lands, at its expense.

The Company further undertakes to make sure that all sewage it channels through the sewage infrastructures in the Kibbutz will comply with the standards set forth in the law.

4.9	Electricity
The Parties agree that as long as they do not reach an agreement in another document and/or subject to the rights afforded to them by law, the existing arrangement will continue to the date of the signing of this Agreement, according to which the Company pays the full electricity bill for electricity consumption of the Company and the Kibbutz, and charges the Kibbutz its relative share – in accordance with the measurement of the meters located at a joint board (when regarding electricity that arrives at the Concetto building, the arrangement is opposite – the Kibbutz pays the full electricity bill for electricity consumption of the Company and the Kibbutz  owed for the Concetto building, and charges the Company its relative share – based on the measurement of the meters positioned in the Concetto building).

5.	Services
Subject to the provisions of Section 7 below, the Kibbutz will provide the Company the services specified below (the “Services”) for the Additional Period, under the conditions and for the consideration specified for each of the services below:

5.1	Gardening Services
On the date of signing of this Agreement, the Company receives gardening and decorative services from the Kibbutz on the Company’s Lands. The Company will continue to receive decorative services from the Kibbutz (in the existing format) on Company’s Lands, in consideration for NIS 5,000 plus VAT per month, linked to the Consumer Price Index known on September 1, 2018. Said payments will be made to the Kibbutz once every calendar month, no later than EOM + 60 form the date of the invoice following the service provision.

5.2	Mail Services
The Kibbutz will continue to allow the Company to use the Postal services of the Kibbutz during the Additional Period. In consideration, the Company will pay the Kibbutz a sum of NIS 5,000 plus VAT per month as subsidizing the office maintenance costs including cost of an employee of the office. Said sum will be linked to an increase in the Consumer Price Index compared to the known index on September 1, 2018. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 from the date of the invoice following service provision. To remove any and all doubt, it is hereby clarified that in addition to said payment, the Company will also pay all payments for actual postal services used (stamps, envelopes, etc.).

5.3	Meals and Food
The Company will pay the Kibbutz a sum of NIS 36 plus VAT per each lunch eaten by a Company employee and anyone on behalf of the Company in the Kibbutz dining room. Said amount will be linked to an increase in the Consumer Price Index compared to the known index on  September 1, 2018. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 from the date of the invoice following the service provision. In order to make said payment, the Kibbutz will present to the Company at the end of every month the relevant data. For the avoidance of doubt, the price will also include all extra portions, fruit and disposable utensils.

If the Company chooses from time to time to order other food supply from the Kibbutz (such as and without derogating from the generality of the aforementioned, sandwiches for Company employees), for the Company and/or anyone on its behalf, the Company will pay the Kibbutz the price to be agreed upon between the parties in advance for every type of food to be supplied to the Company as aforementioned.

The Company undertakes that in 2018, it will pay the Kibbutz for no less than 24,000 lunches in the Kibbutz cafeteria, and even if the Company does not consume said amount – it will pay the Kibbutz in any case for this number of meals (the “minimum number of meals”).

Following 2018, the Company will be entitled to inform the Kibbutz in writing at any time and at intervals of once a year at most, of any change in the minimum number of meals for the year. The Company's failure to notify of a change will be considered as an undertaking by the Company to continue with the minimum number of meals set forth above (24,000 meals) per year.

If the Company issues a written notice to the Kibbutz of a change in the minimum number of meals per year, the Company will charge the minimum number of meals for which it issued written notice above to the Kibbutz (and only if the minimum number of meals announced by the Company will be low, in a manner that the Kibbutz believes that continued supply of meals to the Company is not economically feasible for the Kibbutz, the Kibbutz will be entitled to inform the Company, pursuant to having issued written notice within 30 days from the date of the Company's notice, that it was ceasing supply of meals to the Company – and if this occurs, the meals will be stopped by the Kibbutz to the Company within 3 months from the date of the Kibbutz notice).

5.4	Laundry
The Kibbutz will provide, for the duration of the term of this Agreement, exclusively, all laundry services used by the Company for Company employees who work on the Company’s lands. Laundry services include as of the date of the signing of this Agreement: laundry of clothes, basic folding and packing of clothes in separate packages for each employee so that the employee number appears on every package  as well as minor repairs (only). To remove any and all doubt, it is hereby clarified that the Company will not be authorized, for the duration of this Agreement, to establish a Laundromat on the Company’s lands.

The Company will pay the Kibbutz a sum of NIS 4.90 plus VAT for every kg of clothes to be washed in the laundry services as described above, no later than EOM+60 from the date of the invoice following the service provision. Said amount will be linked to an increase in the Consumer Price Index compared to the known index on September 1, 2018. In order to make said payment, the Kibbutz will present to the Company every month, at least 10 days prior to the date of payment, the relevant data.

If the Company chooses from time to time to order from the Kibbutz additional laundry services, above and beyond the laundry services (such as dry cleaning, ironing), the Company will pay the Kibbutz a price to be agreed upon between the Parties in advance for every type of said service.

5.5	Metal works
a.	“Stands”
The Kibbutz metal works will provide, for the duration of this Agreement, exclusively, all 'stand' preparation services the Company will required for its factory in Sdot Yam, in accordance with the Company's needs. The metal works will also provide the Company with stands for other factories in Bar Lev and in the US for the price stated below, if the Company so wishes, at its sole discretion.

In consideration, the Company will pay the Kibbutz NIS 145 plus VAT per stand actually supplied to it by the Kibbutz metal works. Said sum will be linked to the cost of relevant raw materials as of September 1, 2018. Said payments will be made to the Kibbutz no later than EOM+60 from the date of invoice following service provision. In order to make said payment, the Kibbutz will present the Company at the end of every month, at least 10 days prior to the date of payment, the relevant data.

b.	“Fracture Repairs”
In addition, the Kibbutz metal works will provide the Company, for the duration of this Agreement, to its plant in Sdot Yam, metal works fracture repairs in the field of mechanical frames, based on the Company's needs, with the Company preference to services from the Kibbutz, subject to the Company's consideration. Furthermore, the Kibbutz metal works will provide the Company metal works in the form of fracture repairs, for its other plant in Bar Lev and in the U.S. for the price set forth below, if the Company so wishes, at its sole discretion, plus coverage of reasonable expenses actually incurred for the delivery to its factories, against receipts and with regards to the plant in the U.S., flight, lodging and per diem expenses (in accordance with the requirements and subject to the advanced written approval of the Company).

The metals work will be available to provide the Company with the said services every day, to the extent possible 24 hours a day, 7 days a week. In consideration, the Company will pay the Kibbutz NIS 100 plus VAT per hour of work actually invested by the Kibbutz during normal work hours (07:00-17:00) (the “regular work hours”) and an amount of NIS 150 plus VAT for every work hour actually invested by the Kibbutz after regular work hours (including weekends and holiday). The aforementioned amounts will be linked to an increase in the consumer price index compared to the index as of September 1, 2018. It is hereby clarified that the metal works will take any measures in order to provide an immediate response to Company’s needs and will not postpone work that can be performed during regular work hours beyond said hours.

If acquisition of raw material is required for these fracture repair works, the Company will pay the Kibbutz metal works, in addition to payment for work hours as well as the costs of raw materials that were actually purchased by the Kibbutz metal works, in accordance with receipts/invoices presented by the metal works, plus 5% of the price of the raw material for expenses actually incurred by the Kibbutz metal works for fracture repairs.

Said payments will be made to the Kibbutz no later than EOM+60 from the date of the invoice following the service provision. In order to make said payment, the Kibbutz will present to the Company at the end of every month, at least 10 days prior to the date of payment, the relevant data.

c.	Other Metal Works for Special Projects
In addition to the aforementioned, the Company hereby provides the Kibbutz metal works right of first proposal, for the entire duration of this Agreement, for additional metal works to be required for special projects (i.e. – a project the cost of which for the metal work for the Company is above NIS 100,000) which the Company will require in Israel (to remove any and all doubt, including the Company's plants in the Kibbutz and in Bar Lev), and for the duration of the project, subject to Section 7.1 below. The end of the project will be determined by the Company, at its sole discretion. The Company will pay for the services for each project under EOM+60 from the date of the invoice following the service provision.

d.	General
It is hereby clarified that as the Kibbutz metal works plant is consolidated in any form that is not within the confines of the Kibbutz – the provisions of this section will be considered a contract for the benefit of a third party (the Kibbutz metal works as will actually be consolidated). It is hereby clarified that the provisions of this section will apply during the term of this Agreement and as long as the metal works is controlled by the Kibbutz, directly or indirectly (even in case of consolidation in any form that is not part of the Kibbutz).

5.6	Events
The Company hereby grants the Kibbutz's events venue (“Gan Gili”, “Al Hayam”, “Kochav Hayam”, “Kef Yam”, and any other venues, if any, in the future on Kibbutz premises, controlled by the Kibbutz directly or indirectly) a right of first refusal for the entire duration of this Agreement, to host events and provide accompanying services related to the events, that in accordance with the planning of the type, scope, nature and date of the event by the Company, venue of the Kibbutz is suitable for hosting it (to remove any and all doubt, including events to be hosted by the Company in Israel for its employees and their families, suppliers, customer, overseas guests, etc.), at the Company's discretion.

It is hereby clarified that if any of the venues located on the Kibbutz is incorporated in any form that is not part of the Kibbutz – the provisions of this Section will be considered a contract with a third party (the Kibbutz venues as actually incorporated). It is hereby clarified that the provisions of this section will apply during the term of the Agreement and as long as the venues that are subject to the provisions of the agreement are controlled by the Kibbutz, directly or indirectly (even if incorporated in any way not part of the Kibbutz).

5.7	Company’s Use of the Kibbutz’s Water Reserve
The Company will be entitled to use the Kibbutz’s water reserve, as a reserve for the fire extinguishing system required by the Company on Company’s Lands. In consideration for said use, the Company will pay the Kibbutz a sum of NIS 2,000 plus VAT per month, linked to the increase in the Consumer Price Index compared the known index on September 1, 2018. The payments to the Kibbutz will be made each calendar month,  no later than EOM+60 per month.

5.8	Additional General Services
The Company will be required to receive from the Kibbutz from time to time various services that are not specified in the above sections, for sums that are not material for the Company, under conditions and prices to be agreed upon between it and the Kibbutz and that will be during the normal course of business and market conditions.

6.	General Provisions
6.1
The Company will be entitled at any time to reduce or expand the scope of the Services specified in this Agreement in accordance with its requirements or to cancel at any time, in a prior written notice of at least 25 business days, the services provided by the Kibbutz in accordance with this Agreement, in whole or in part, provided that if the Company cancels the use of certain services, the Company will not use such service at all in accordance with this Agreement during the relevant year for the last competitive process which was performed. If the Company requests that the Kibbutz provides it with additional services or to increase the volume of services provided within the confines of this Agreement, the parties will jointly consider this request, including determining the fees for these additional services, subject to obtaining the approvals required by law, if any, including approvals of the authorized organs in the Company.

6.2
The parties hereby declare and agree that the Kibbutz will be entitled to engage subcontractors and any other third parties, at its sole discretion, pursuant to having issued 30 days written notice, to provide services to the Company in accordance with this Agreement, subject to the Kibbutz bearing at all times all liability for provision of the services, the quality of the performance, the quality and compliance with the terms of this Agreement, and the Company will not charge in any way for any payment and/or expense, of any kind, any of the sub-providers whom the Kibbutz engaged. The Company will not charge in any case any third party in any undertaking, explicit or implied, monetary or otherwise, and will not be liable to said third party in any manner.

7.	Term of the Agreement
7.1
This Agreement will be effective upon the approval of the Company's general meeting of shareholders (“Effective Date”) subject to obtaining all required approvals from the Company's organs in accordance with the law prior to said date, including the approval of the Company’s general meeting of shareholders, and will be in effect for three years as of the Effective Date (the “Term of the Agreement”).

7.2
Any extension of the Term of the Agreement is subject to approval of the authorized organs of the Company, in accordance with the provisions of the law as will be in effect from time to time, and will be renewed or terminated in accordance with the provisions of the law, as applicable to the engagement between the parties.

7.3
The parties do hereby agree that on the Effective Date, the Original Agreement will expire and the provisions of this Agreement will superseded all of the previous provisions, understandings, presentations or undertakings between the parties, and that are rendered null and void. The parties declare that they have no allegations and/or claims and/or demands of each other due to this matter and related matter and/or that pertains and/or is derived from the Original Agreement and/or from its termination on the Effective Date (other than payment of various amounts owed to the Kibbutz for services actually rendered by the Kibbutz to the Company in accordance with the Original Agreement that were not paid by the end of the term of the Original Agreement and with the exception of Kibbutz’s liability for services it rendered in accordance with the Original Agreement and if any defects or damages are discovered pertaining to and/or as a result of providing any such services, and any matter in accordance with Section 10 of the Original Agreement that will continue to apply with regards to services it provided in accordance with the Original Agreement), and if any of the parties has any allegations and/or claims and/or demands as specified, it irrevocably waives them by signing this Agreement.

7.4
Despite the aforementioned in Section 7.1 above, each party will be entitled to terminate this Agreement, with a written prior notice of 45 days to the other party, in each of the following circumstances: (a) the other party was issued an order of liquidation and/or order of receivership, temporary or permanent, that was not removed within 120 days from the date it was issued; (b) a motion was filed against the other party to appoint a liquidator and/or receiver and/or trustee and/or special administrator, and the motion was not dismissed within 120 days from the date it was filed; (c) a motion was filed by and/or against the other party to freeze proceedings and/or creditors arrangement (as defined in Section 350 of the Companies Law) and not dismissed within 120 days from the date it was filed; (d) foreclosure was ordered with respect to a significant asset of the other party and was not removed within 120 days from its submission, which could prevent the party subject to the foreclosure to perform any of its undertakings in accordance with this Agreement.

7.5
Furthermore, if the Kibbutz commits a fundamental breach of its undertakings in this Agreement with regards to any of the Services listed in Section 6 above – and fails to remedy the violation within 30 days from the date on which it was required to do so by the Company, in writing, provided that the Company specifically noted in its written notice that failure to remedy the violation by said date will result in the Company immediately ceasing to use the Services provided by the Kibbutz– and the Company will be entitled to notify the Kibbutz in writing that it has decided to cease using the services provided by the Kibbutz – as of such date, this Agreement will not apply with regards to the type of said service. To remove any and all doubt, it is hereby clarified that ceasing to use any specific service, as specified above, does not derogate from the undertakings of the parties, in accordance with the provisions of this Agreement, with regards to supplying and performing the other services, that were not terminated.

For the avoidance of doubt, it is hereby clarified that the termination of the Agreement by either Party and/or any termination of the Services by the Company, in accordance with the provisions as specified above, does not and will not derogate from any other remedy afforded to the injured party in accordance with this Agreement and/or in accordance with the law.

8.	Absence of Employer-Employee Relationship
8.1
The Kibbutz will provide the Services to the Company in accordance with the provisions of this Agreement as an independent contractor. There is no, and will not be any, employer-employee relationship between the Company and the Kibbutz and/or anyone on behalf of the Kibbutz that will participate in the provision of services and/or any part therein.

8.2
The Kibbutz undertakes that it will not claim at any time against the Company that someone on behalf of the Kibbutz that will participate in providing Services is a Company employee and will not demand that the Company pay any fee based on allegations regarding employer-employee relationship between the Company and any individual as specified.

8.3
It is further clarified that the Kibbutz and/or anyone on its behalf that participates in providing the Services will not be entitled to any payment and/or any benefit and/or any other standard bonus in an employer-employee relationship, by virtue of the laws, ruling, custom or tradition of the Company, including social benefits required by law, including severance pay. All payments to anyone on behalf of the Kibbutz that participates in providing Services to the Company (including and without derogating from the generality of the aforementioned, salary, social rights, deductions and payments to income tax and national insurance, work- related travel expenses and any social payment) and all taxes and levies that apply to the employer as such, will apply to the Kibbutz and/or any other third party with whom the Kibbutz engages as specified in Section 7.4 above, and for which the Company will not be liable in any way, shape or form.

8.4
Without derogating from the aforementioned, the Kibbutz will indemnify the Company, immediately upon first demand, any sum that the Company is forced to pay as a result of any charge imposed on it due to a ruling, decision or final judgment that was not delayed by the courts, that despite the aforementioned in this Agreement, the Kibbutz and/or any agent of the Kibbutz that participated in the provision of services maintained an employer-employee relationship with the Company. The sum of said indemnity will include any compensation, expense, payment, mandatory payment, tax or levy as well as legal expenses and retainers for the entire legal proceeding in which the Company is party – pursuant to having given the Kibbutz, if it found necessary, adequate opportunity to manage the proceeding and to defend against it.

9.	Liability and Insurance
9.1
The Kibbutz will be liable to the Company and to any third party, if such liability is imposed by law, for any damage and/or loss and/or expense (together in this Section 10, the “Damage”), direct or indirect, that will be caused to the body and/or property and/or business of an individual and/or corporation, resulting from an act and/or omission of the Kibbutz and/or its employees and/or any of its agents during and/or as a result of performance of the Services in accordance with this Agreement, and the Kibbutz undertakes to adopt all necessary measures to prevent such Damage.

9.2
The Kibbutz undertakes to compensate and/or indemnify the Company, immediately upon first demand, for any Damage incurred by the Company and/or any of its agents and the liability for which is that of the Kibbutz as specified in Section 10.1 above.

9.3
In addition to the aforementioned, in any case when an allegation and/or lawsuit and/or demand by any third party is made against the Company and/or any of its agents for any Damage incurred by the third party and the liability for which is that of the Kibbutz as specified in Section 10.1 above, the Kibbutz will bear full liability for said Damage – pursuant to the Company having issued written notice to the Kibbutz (and on a date that would allow said implementation), along with a copy of the demand and/or lawsuit it received and would allow the Kibbutz to defend itself, on behalf of the Company, at the Kibbutz expense (and if necessary,  through a legal counsel on its behalf, provided the legal counsel is experienced and suitable to handle the matter) from any demand or lawsuit.

9.4
The Kibbutz will acquire and maintain for the duration of this Agreement insurance to cover risks related to performance of the Services that are the subject of this Agreement, that are reasonable under the circumstances.

10.	Miscellaneous
10.1
It is hereby explicitly agreed that the consideration to be paid to the Kibbutz in accordance with this Agreement for the performance of the Services will constitute the entire payment to which the Kibbutz is entitled to for providing the Services for the Term of the Agreement and that the Kibbutz, and/or anyone on its behalf, will not be entitled to any additional consideration and/or any right with regards to providing the Services and/or this Agreement, including with regards to the termination thereof, beyond this set consideration.

10.2	The Company will not be entitled to assign in any manner (and/or pledge and/or mortgage) any of its undertakings and rights under this Agreement to any third party.
10.3	Breaches of this Agreement will be subject to the provisions of the Contracts Law (Remedies for Breach of Contract) 1971.
10.4
The terms of this Agreement reflect in its entirety all of the agreements and understandings between the parties regarding the matters resolved therein, and the parties will not be tied to any promises, presentations, declarations, documents and/or agreements, written or verbal, made prior to the signing of this Agreement, if any, including as part of the Original Agreement that is terminated.

10.5
Any modification, amendment, waiver, extension and alike that are not in compliance with the provisions of this Agreement will be invalid, unless it is in writing and signed by the parties. No delay in the exercise of rights, granting extension, suspension and alike, will be considered as a waiver in any way unless it is in writing and signed by the parties.

10.6
The parties set forth that the courts in the Tel-Aviv district will retain sole local jurisdiction on all matters pertaining to this Agreement and that Israeli Law is the governing law for this Agreement.

11.	Notices and Addresses
The addresses of the parties are as specified in the introduction to this Agreement (or any other address to be delivered by any party in writing to the other party). Any notice sent by either party based on said addresses will be considered as having been received by the addressee: (a) if sent by registered mail – within three (3) business days after the delivery; (b) if sent by fax or by email, one business day after it was sent, provided that the party sending the notice has confirmation of delivering the notice to the addressee.

In witness whereof, the parties come to set their hand and seal:

_______________ Caesarstone Ltd.	/s/ Sdot Yam Agricultural Cooperative Society Ltd. Sdot Yam Agricultural Cooperative Society Ltd.

Exhibit B

Second Addendum to Manpower Agreement dated  July 20, 2011

Entered into in Kibbutz Sdot Yam on July 31, 2018

Between:               Caesarstone Ltd., PC 51-143950-7
Of Kibbutz Sdot Yam, MP 38805
(the “Company”)

And                        Sdot Yam Agricultural Cooperative Society Ltd., PC 570003509
Of Kibbutz Sdot Yam, MP 38805
(the “Kibbutz”)

Whereas	On July 20, 2011 a manpower agreement was signed between the Company and the Kibbutz (the “Original Agreement”);

Whereas	On July 2015, an addendum to the manpower agreement (the “Addendum) was signed between the Company and Kibbutz, extending the term of the Original Agreement until March 21, 2018;

Whereas
the Company's audit committee determined that the engagement in the Original Agreement in accordance with Section 275 of the Companies Law 1999 (the “Companies Law) related to the receipt of manpower services from the Kibbutz for positions of office holders (as defined in the Companies Law, the “Kibbutz appointed office holders) will be for a period of three years from the date the Company became public (and not for the period prescribed in the Original Agreement) and the Original Agreement with regards to the kibbutz appointed office holders, together with the Addendum, will expire at the end of three years, i.e. March 21, 2018 (the “Termination Date”), whereas the engagement pursuant to the provisions of the Original Agreement related to any party other than Kibbutz appointed office holders, will remain unchanged; and

Whereas
the Parties wish to continue the engagement between them in accordance with the Original Agreement with regards to the Kibbutz appointed office holders for an additional period of three years commencing from the Termination Date;

The Parties Have Therefore Declared, Stipulated and Agreed as Follows:

1.	Introduction, Appendices and Definitions
1.1	The introduction and appendices are an integral part of this Agreement.
1.2	The headings in this agreement are for convenience purposes only and should not be used to interpret the Agreement.

2.	Term of the Original Agreement regarding Kibbutz appointed office holders

2.1
In accordance with Section 9.3 of the Original Agreement, it is hereby clarified and agreed that despite the aforementioned in Section 7.1 of the Original Agreement regarding the “Term of the Agreement”, solely with respect to Kibbutz appointed office holders, the following will apply:

2.1.1
The initial term of the agreement will be until the Termination Date, and it will be extended for a period of an additional three years (i.e. until 21 March 2021) (the “Additional Period”), subject to approval of this Addendum by the relevant organs in the Company in accordance with Section 275 of the Companies Law (the “Necessary Approvals”).

2.1.2
With and subject to obtaining all of the Necessary Approvals, this Addendum will become effective for the Additional Period and the provisions of the Original Agreement will continue to apply with regards to the Kibbutz appointed officer holders as well.

2.1.3
Any additional extension of the Original Agreement with regards to the Kibbutz appointed officer holders beyond the Additional Period set forth in Section 2.1.1 above, is subject to a separate approval by the relevant organs in the Company, in accordance with the provisions of the law, as will be valid from time to time.

2.2
It is hereby clarified that this Second Addendum does not change in any manner the effectiveness of the Original Agreement with respect to Kibbutz Appointed that are not office holders-  and the provisions of the Original Agreement with regards to them will continue to apply unchanged.

2.3
Other than the amendment to Section 7.1 of the Original Agreement as specified above, all other provisions of the Original Agreement will remain unchanged and will continue to apply. Unless otherwise stated, the definitions mentioned in the Original Agreement will have the same meaning in this Addendum. The provisions of this Addendum, regarding any matter to which it pertains, will superseded the provisions of the Original Agreement.

In witness whereof, the parties come to set their hand and seal:

/s/ Caesarstone Ltd. Caesarstone Ltd.	/s/ Sdot Yam Agricultural Cooperative Society Ltd. Sdot Yam Agricultural Cooperative Society Ltd.

B - 2